
07000850



SEC MAIL PROCESSING SECTION
RECEIVED
FEB 13 2007
WASH., D.C.
186

BB 3/1

MMISSION

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21836

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YYY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MHA Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Pheasant Hill Street
(No. and Street)

Westwood	MA	02090
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. William Hoilman — 781-769-8066
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Larry D. Liberfarb, P.C.
(Name – if individual, state first, last, middle name)

11 Vanderbilt Avenue	Norwood	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

PROCESSED
MAR 06 2007
THOMSON FINANCIAL

FOR OFFICAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

3/6/07

OATH OR AFFIRMATION

I, C. William Hoilman ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MHA Financial Corporation , as of December 31, , 20 06 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:

Signature

President

Title

Notary Public


PATRICIA A. BICKFORD
Notary Public
Commonwealth of Massachusetts
My Commission Expires Aug 28, 2009

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MHA FINANCIAL CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2006

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report

To the Board of Directors of
MHA Financial Corporation

We have audited the accompanying statement of financial condition of MHA Financial Corporation as of December 31, 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MHA Financial Corporation as of December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



Norwood, Massachusetts
January 23, 2007

MHA FINANCIAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

Cash	$ 160,117
Receivable from broker-dealers and clearing organizations	88,885
Securities owned, at market	292,505
Other assets	5,500
	$ 547,007

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable, accrued expenses and other liabilities	$ 25,610
Stockholder's equity:	
Common stock, no par value, authorized 12,500 shares, 140 shares issued and outstanding	7,000
Additional paid-in capital	55,000
Unrealized gain on securities available for sale	159,510
Retained earnings	299,887
Total stockholder's equity	521,397
	$ 547,007

The accompanying notes are an integral part of these financial statements.

MHA FINANCIAL CORPORATION

STATEMENT OF INCOME

For the Year Ended December 31, 2006

Revenues:	
Commissions	$ 548,567
Interest and dividends	7,304
	555,871
Expenses:	
Employee compensation and benefits	63,759
Communications and data processing	7,392
Occupancy	22,048
Other expenses	466,974
	560,173
Net loss	(4,302)
Other comprehensive income (loss)	
Unrealized loss	(17,960)
Comprehensive income (loss)	$ (22,262)

The accompanying notes are an integral part of these financial statements.

MHA FINANCIAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2006

	Common Stock	Additional Paid-In Capital	Unrealized Gain (Loss) on Securities Available For Sale	Retained Earnings	Total
Balance at January 1, 2006	$ 7,000	$ 55,000	$ 177,470	$ 304,189	$ 543,659
Net loss				(4,302)	(4,302)
Change in unrealized gain(loss) on investments available for sale			(17,960)		(17,960)
Balance at December 31, 2006	$ 7,000	$ 55,000	$ 159,510	$ 299,887	$ 521,397

The accompanying notes are an integral part of these financial statements.

MHA FINANCIAL CORPORATION

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2006

Cash Flows From Operating Activities:	
Net loss	$ (4,302)
Adjustments to reconcile net income to net cash used by operating activities:	
Increase in receivable from broker-dealers and clearing organizations	(1,291)
Increase in securities owned	(24,000)
Decrease in other assets	4,988
Decrease in accounts payable, and accrued expenses	(5,244)
Net cash from operating activities	(29,849)
Cash Flows From Investing Activities	
None	-
Cash Flows From Financing Activities	
None	0
Decrease in cash	(29,849)
Cash at beginning of the year	189,966
Cash at end of the year	$ 160,117

Supplemental cash flow disclosures:	
Interest payments	$ 0
Income tax payments	$ 456

The accompanying notes are an integral part of these financial statements.

MHA FINANCIAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

Securities Transactions

Customers' securities transactions are recorded on a settlement date basis. The related commission income and expenses are also recorded on the settlement date basis.

Marketable Securities

Marketable securities are valued at market, cost is determined on the specific identification method; realized and unrealized gains and losses for trading securities are reflected in revenue. At December 31, 2006 there were no securities classified as trading securities.

Marketable securities classified as available for sale had an unrealized loss of $(17,960). This loss was reflected as a component of other comprehensive income.

Income Taxes

The Company operates as an S Corporation. As such, the Corporation's income or loss and credits are passed through to the stockholder, and reported on his individual income tax returns.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from these estimates.

MHA FINANCIAL CORPORATION

NOTES TO FINANCIAL STATEMENTS, CONTINUED

DECEMBER 31, 2006

NOTE 2 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006 the Company had net capital of $426,589 which was $376,589 in excess of its required net capital of $50,000. The Company's net capital ratio was .06 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company rents office space and equipment from its sole shareholder. The rent charged was $30,000 for the fiscal year ending December 31, 2006. At December 31, 2006 the Company did not owe any monies to the related party. Because this is a related entity, operating results could vary significantly from those that would be obtained if this entity was autonomous.

NOTE 4 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties include the general public. In the event counterparties do not fulfill their obligations the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

NOTE 5 - EMPLOYEE BENEFITS

The Company has a SARSEP plan for all employees. Employees at their discretion may contribute up to 25% of their compensation to the plan.

MHA FINANCIAL CORPORATION

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2006

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors of
MHA Financial Corporation

We have audited the accompanying financial statements of MHA Financial Corporation for the year ended December 31, 2006, and have issued our report thereon dated January 23, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Norwood, Massachusetts
January 23, 2007

SCHEDULE I

MHA FINANCIAL CORPORATION

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2006

AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$ 25,610	
NET CAPITAL:		
Common stock		$ 7,000
Additional paid-in capital		55,000
Retained earnings		459,397
		$ 521,397
ADJUSTMENTS TO NET CAPITAL:		
Other assets		(5,500)
12 b-1 fees		(8,409)
Haircuts		(80,899)
Net Capital, as defined		$ 426,589
NET CAPITAL REQUIREMENT		50,000
NET CAPITAL IN EXCESS OF REQUIRMENT		$ 376,589
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		6.00%

Reconciliation with Company's computation of net capital:

Net capital as reported in Company's Part IIA (unaudited) FOCUS Report	$ 426,462
Net audit adjustments	-
Decrease in non-allowables and haircuts	127
Net capital per above	$ 426,589

SCHEDULE II

MHA FINANCIAL CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2006

MHA Financial Corporation is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To The Board of Directors of
MHA Financial Corporation

In planning and performing our audit of the financial statements of MHA Financial Corporation (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g). Because the Company does not carry security accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the partners, the SEC, The National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Larry D. Liberfarb, P.C.
Norwood, Massachusetts
January 23, 2007

FORM X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Part IIA Quarterly 17a-5(a)

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17


SEC MAIL
RECEIVED
PROCESSING
FEB 13 2007
WASH, D.C.
186
SECTION

COVER

Select a filing method: Basic ◉ Alternate ○ [0011]

Name of Broker Dealer: MHA FINANCIAL CORP [0013]

SEC File Number: 8- 2183 [0014]

Address of Principal Place of Business: 4 PHEASANT HILL ST. [0020]

WESTWOOD [0021] MA [0022] 02090 [0023]

Firm ID: 746. [0015]

For Period Beginning 10/01/2006 [0024] And Ending 12/31/2006 [0025]

Name and telephone number of person to contact in regard to this report:

Name: C.W.Hoilman, President [0030] Phone: (781)769-8066 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: [0032] Phone: [0033]

Name: [0034] Phone: [0035]

Name: [0036] Phone: [0037]

Name: [0038] Phone: [0039]

Does respondent carry its own customer accounts? Yes ○ [0040] No ◉ [0041]

Check here if respondent is filing an audited report ☑ [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ◉ [0199]

	Allowable	Non-Allowable	Total
1. Cash	204,378 [0200]		204,37 [075(
2. Receivables from brokers or dealers:			
A. **Clearance account**	[0295]		
B. **Other**	[0300]	[0550]	[081(
3. Receivables from non-customers	36,119 [0355]	8,409 [0600]	44,52 [083(
4. Securities and spot commodities owned, at market value:			
A. **Exempted securities**	[0418]		
B. **Debt securities**	[0419]		
C. **Options**	[0420]		
D. **Other securities**	292,505 [0424]		
E. **Spot commodities**	[0430]		292,50 [085(
5. Securities and/or other investments not readily marketable:			
A. **At cost** [0130]			
B. **At estimated fair value**	[0440]	[0610]	[086
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	[088(
A. **Exempted securities** [0150]			
B. **Other securities** [0160]			
7. Secured demand notes market value of collateral:	[0470]	[0640]	[089
A. **Exempted securities** [0170]			

B. **Other securities**			
[0180]			
8. Memberships in exchanges:			
A. **Owned, at market**			
[0190]			
B. **Owned, at cost**		[0650]	
C. **Contributed for use of the company, at market value**		[0660]	([0900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	([0910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	([0920
11. Other assets	[0535]	5,500 [0735]	5,50([093C
12. **TOTAL ASSETS**	533,002 [0540]	13,909 [0740]	546,91: [0940

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	[147(
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[156(
B. Other	[1115]	[1305]	[154(
15. Payable to non-customers	[1155]	[1355]	[161(
16. Securities sold not yet purchased, at market value		[1360]	[162(
17. Accounts payable, accrued liabilities, expenses and other	25,513 [1205]	[1385]	25,51 [168
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[169(
B. Secured	[1211]	[1390]	[170
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[171(
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	[172
from outsiders [0990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	[173
1. from outsiders [1000]			
2. Includes equity subordination			

(15c3-1(d)) of

[1010]

D.	Exchange memberships contributed for use of company, at market value		[1430]	([1740
E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	([1750
20.	TOTAL LIABLITIES	25,513 [1230]	0 [1450]	25,51 [1760

Ownership Equity

		Total
21.	Sole proprietorship	[1770
22.	Partnership (limited partners ______ [1020])	[1780
23.	Corporations:	
A.	Preferred stock	[1791
B.	Common stock	7,00([1792
C.	Additional paid-in capital	55,00([1793
D.	Retained earnings	459,39 [1794
E.	Total	521,39 [1795
F.	Less capital stock in treasury	[1796
24.	TOTAL OWNERSHIP EQUITY	521,39 [1800
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	546,91([1810

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2006 [3932] Period Ending 12/31/2006 [3933] Number of months ______ [393

REVENUE

1.	Commissions:	
a.	**Commissions on transactions in exchange listed equity securities executed on an exchange**	5,57 [393
b.	**Commissions on listed option transactions**	[393
c.	**All other securities commissions**	33,00 [393
d.	**Total securities commissions**	38,57 [394
2.	Gains or losses on firm securities trading accounts	
a.	**From market making in options on a national securities exchange**	[394
b.	**From all other trading**	4,98 [394
c.	**Total gain (loss)**	4,98 [395
3.	Gains or losses on firm securities investment accounts	[395
4.	Profit (loss) from underwriting and selling groups	[395
5.	Revenue from sale of investment company shares	79,62 [397
6.	Commodities revenue	[399
7.	Fees for account supervision, investment advisory and administrative services	11,18 [397
8.	Other revenue	15,54 [399
9.	Total revenue	149,92 [403

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers	[412
11.	Other employee compensation and benefits	111,18 [411
12.	Commissions paid to other broker-dealers	[414
13.	Interest expense	[407
a.	**Includes interest on accounts subject to subordination agreements** ______ [4070]	
14.	Regulatory fees and expenses	12,47 [419
15.	Other expenses	12,10 [410
16.	Total expenses	135,75 [420

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)	14,16 [421

18.	Provision for Federal Income taxes (for parent only)		[422
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222
	a. After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224
	a. After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225
22.	Net income (loss) after Federal income taxes and extraordinary items		14,16 [4230

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	-30,42 [4211

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k)
(1)--Limited business (mutual funds and/or variable annuities only) ☐ [455

B. (k)
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [456

C. (k)
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☑ [457

Clearing Firm SEC#s	Name	Product Code
8- 35008 [4335A]	BEAR, STEARNS & CO. INC. [4335A2]	All [4335E
8- [4335C]	[4335C2]	[4335D
8- [4335E]	[4335E2]	[4335F
8- [4335G]	[4335G2]	[4335H
8- [4335I]	[4335I2]	[4335.

D. (k)
(3)--Exempted by order of the Commission ☐ [458

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		521,397 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		521,397 [3500]
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		0 [3520]
	B. Other (deductions) or allowable credits (List)		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		521,397 [3530]
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	13,909 [3540]	
	B. Secured demand note deficiency	[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges	[3600]	
	D. Other deductions and/or charges	[3610]	-13,909 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		507,488 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. Contractual securities commitments	[3660]	
	B. Subordinated securities borrowings	[3670]	
	C. Trading and investment securities:		
	1. Exempted securities	[3735]	
	2. Debt securities	[3733]	
	3. Options	[3730]	
	4. Other securities	81,026 [3734]	

D. **Undue Concentration**		[3650]	
E. **Other (List)**			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	-81,02 [374C
10. Net Capital			426,46 [375C

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	1,70 [3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	50,00 [3758
13. Net capital requirement (greater of line 11 or 12)	50,00 [376C
14. Excess net capital (line 10 less 13)	376,46 [377C
15. Excess net capital at 1000% (line 10 less 10% of line 19)	423,91 [378C

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			25,51 [379C
17. Add:			
A. **Drafts for immediate credit**		[3800]	
B. **Market value of securities borrowed for which no equivalent value is paid or credited**		[3810]	
C. **Other unrecorded amounts(List)**			
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	[383
19. Total aggregate indebtedness			25,51 [384
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% [385

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) % ______ [386

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	__ [4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	__ [4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	__ [4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	__ [4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	__ [4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	__ [4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	__ [4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	__ [4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	__ [4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	__ [4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or ir less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		507,23 [424
A.	Net income (loss)		14,16 [425
B.	Additions (includes non-conforming capital of	[4262])	[4260
C.	Deductions (includes non-conforming capital of	[4272])	[4270
2.	Balance, end of period (From item 1800)		521,40 [4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300
A.	Increases	[431
B.	Decreases	[4320
4.	Balance, end of period (From item 3520)	([433

END